U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------
                            JERRY'S FAMOUS DELI, INC.
                        (Name of subject company issuer)

                            JERRY'S FAMOUS DELI, INC.
                        (Name of filing persons, offeror)

                           Common Stock, No par value
                         (Title and Class of Securities)

                            Issac Starkman, Chairman
                            Jerry's Famous Deli, Inc.
                             12711 Ventura Boulevard
                          Studio City, California 91604
                                 (818) 766-8311

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                          Catherine DeBono Holmes, Esq.
                     Jeffer, Mangels, Butler & Marmaro, LLP
                                   10th Floor
                            2121 Avenue of the Stars
                          Los Angeles, California 90067
                                 (310) 203-8080

                            CALCULATION OF FILING FEE

================================================================================
       Transaction Valuation*                       Amount of Filing Fee
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

             $3,180,000                                     $636
================================================================================

*Fee paid previously and was calculated assuming the purchase of 600,000 shares of the Company's Common Stock at an offer price of $5.30 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                     $636
                       ---------------------------------------------------------
Filing Party:
              ------------------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Date Filed:
          ----------------------------------------------------------------------

        [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third-party tender offer subject to Rule 14d-1.

   [X] issuer tender offer subject to Rule 13e-4.

   [X] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

       FOR IMMEDIATE RELEASE                   CONTACT: ISAAC STARKMAN
                                                          CEO
                                                         (818) 766-8311


                            JERRY'S FAMOUS DELI, INC.

                    ANNOUNCES EXTENSION OF OFFER TO PURCHASE

            UP TO 600,000 SHARES OF COMMON STOCK FOR $5.30 PER SHARE

STUDIO CITY, CA - June 28, 2001 -- Jerry's Famous Deli, Inc. (NASDAQ:DELI), announced today that it has extended the current Offer to Purchase Shares of its Common Stock at $5.30 per share until August 31, 2001. The extension was provided to allow shareholders additional time to accept the Offer. The Company intends to send Shareholders a Supplement to the Offer to Purchase confirming the extension and containing certain other information concerning the Offer that investors may find helpful in evaluating the fairness of the Offer. Any questions regarding the Offer to Purchase may be directed to the Company's Information Agent, D.F. King & Co., Inc. at (800) 848-3094.